08006141

Emeco Holdings Limited

25 November 2008

Exemption File No. 82-35011

SEC
Mail Processing
Section

DEC 03 2008

Washington, DC
101

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 24 November 2008 – Notice of ceasing to be a substantial holder – Indus Parties*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

PROCESSED
DEC 09 2008
THOMSON REUTERS

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

12/8

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	24-Nov-2008
Time	18:31:39
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Deacons

Level 39
BankWest Tower
108 St Georges Terrace
Perth WA 6000
Australia
GPO Box P1225
Perth WA 6844
DX139 Perth
Tel +61 (0)8 9426 3222
Fax +61 (0)8 9426 3444
www.deacons.com.au
ABN 32 720 868 049

Other Offices

Brisbane
Canberra
Melbourne
Sydney

Independent Affiliated Firms
Hong Kong
Indonesia
Malaysia
People's Republic of China
Singapore
Taiwan
Thailand
Vietnam

24 November 2008

By Facsimile: (08) 9321 1366

Emeco Holdings Limited
Ground floor, 10 Ord Street
West Perth WA 6005

Attention: The Company Secretary

Our Ref: 2611367

Dear Sirs

Notice of ceasing to be a substantial shareholder - Indus Parties

We act for Indus Capital Partners, LLC, Indus Asia Pacific Master Fund Ltd and Indus Global Strategies Master Fund Ltd (**Indus Parties**).

On behalf of the Indus Parties, in accordance with section 671B of the *Corporations Act* 2001, we attach a Notice of ceasing to be a substantial shareholder (Form 605) in respect of Emeco Holdings Limited.

A copy of the attached notice has been provided to the ASX.

Yours faithfully

James Stewart
Partner
Deacons

Contact: James Stewart
Direct line: +61 (0)8 9426 3212
Email: james.stewart@deacons.com.au

Encl.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN: ACN 112 188 815

1. Details of substantial holder (1)

Name: See Item 1 of Annexure "A" (Indus Parties)

ACN/ARSN (if applicable):

The holder ceased to be a substantial holder on: 20/11/2008

The previous notice was given to the company on: 04/03/2008

The previous notice was dated: 04/03/2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
See Item 2 of Annexure "A"					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Item 1 of Annexure "A"	

Signature

print name: Jonas C. Katz

capacity: Vice President, Legal Chief Compliance Office

sign here: [signature]

date: 21 November 2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

Emeco Holdings Limited
ACN 112 188 815

This is the Annexure "A" of 4 pages referred to in Form 605 – Notice of ceasing to be a substantial holder.

Item 1 – Details of substantial holders

Name	Address
Indus Capital Partners, LLC. (**IndusCap**)	152 West 57th Street
Indus Asia Pacific Master Fund, Ltd. (**APMF**)	28th Floor
Indus Global Strategies Master Fund, Ltd. (**GSMF**)	New York, NY 10019

Item 2 – Changes in relevant interest

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
03/03/2008	Indus Cap and APMF	On-market purchase	$45,066.00	60,900 ordinary shares	60,900
03/03/2008	Indus Cap and GSMF	On-market purchase	$3,034.00	4,100 ordinary shares	4,100
06/03/2008	Indus Cap and APMF	On-market purchase	$72,749.72	97,207 ordinary shares	97,207
06/03/2008	Indus Cap and GSMF	On-market purchase	$9,055.64	12,100 ordinary shares	12,100
07/03/2008	Indus Cap and APMF	On-market purchase	$2,094,198.76	2,795,993 ordinary shares	2,795,993
07/03/2008	Indus Cap and GSMF	On-market purchase	$261,775.50	349,500 ordinary shares	349,500
30/04/2008	Indus Cap and APMF	On-market purchase	$108,410.72	136,400 ordinary shares	136,400
26/05/2008	Indus Cap and APMF	On-market purchase	$172,816.28	175,448 ordinary shares	175,448
26/06/2008	Indus Cap and APMF	On-market disposal	($122,500.00)	100,000 ordinary shares	100,000
10/07/2008	Indus Cap and APMF	On-market purchase	$146,040.00	150,000 ordinary shares	150,000
27/08/2008	Indus Cap and APMF	On-market purchase	$283,251.40	290,932 ordinary shares	290,932
27/08/2008	Indus Cap and GSMF	On-market purchase	$23,496.86	24,134 ordinary shares	24,134
27/08/2008	Indus Cap and APMF	On-market purchase	$165,644.96	170,768 ordinary shares	170,768

27/08/2008	Indus Cap and GSMF	On-market purchase	$13,741.02	14,166 ordinary shares	14,166
28/08/2008	Indus Cap and APMF	On-market purchase	$613,715.10	614,145 ordinary shares	614,145
28/08/2008	Indus Cap and GSMF	On-market purchase	$43,719.38	43,750 ordinary shares	43,750
29/08/2008	Indus Cap and APMF	On-market purchase	$319,227.26	319,355 ordinary shares	319,355
29/08/2008	Indus Cap and GSMF	On-market purchase	$22,740.90	22,750 ordinary shares	22,750
18/09/2008	Indus Cap and APMF	On-market purchase	$403,213.81	439,518 ordinary shares	439,518
18/09/2008	Indus Cap and GSMF	On-market purchase	$28,732.06	31,319 ordinary shares	31,319
19/09/2008	Indus Cap and APMF	On-market purchase	$429,401.72	466,741 ordinary shares	466,741
19/09/2008	Indus Cap and GSMF	On-market purchase	$30,598.28	33,259 ordinary shares	33,259
22/09/2008	Indus Cap and APMF	On-market purchase	$128,821.16	140,023 ordinary shares	140,023
22/09/2008	Indus Cap and GSMF	On-market purchase	$9,178.84	9,977 ordinary shares	9,977
28/10/2008	Indus Cap and APMF	On-market disposal	($104,989.98)	181,675 ordinary shares	181,675
28/10/2008	Indus Cap and GSMF	On-market disposal	($7,481.49)	12,946 ordinary shares	12,946
29/10/2008	Indus Cap and APMF	On-market disposal	($237,722.05)	411,355 ordinary shares	411,355
29/10/2008	Indus Cap and GSMF	On-market disposal	($16,939.98)	29,313 ordinary shares	29,313
30/10/2008	Indus Cap and APMF	On-market disposal	($234,771.36)	438,088 ordinary shares	438,088
30/10/2008	Indus Cap and GSMF	On-market disposal	($16,729.73)	31,218 ordinary shares	31,218
31/10/2008	Indus Cap and APMF	On-market disposal	($28,178.90)	51,253 ordinary shares	51,253
31/10/2008	Indus Cap and GSMF	On-market disposal	($2,007.87)	3,652 ordinary shares	3,652
03/11/2008	Indus Cap and APMF	On-market disposal	($152,118.61)	244,603 ordinary shares	244,603
03/11/2008	Indus Cap and GSMF	On-market disposal	($10,839.72)	17,430 ordinary shares	17,430
06/11/2008	Indus Cap and APMF	On-market disposal	($125,964.37)	173,720 ordinary shares	173,720
06/11/2008	Indus Cap and GSMF	On-market disposal	($8,976.01)	12,379 ordinary shares	12,379
07/11/2008	Indus Cap and APMF	On-market disposal	($947,521.10)	1,267,926 ordinary shares	1,267,926

07/11/2008	Indus Cap and GSMF	On-market disposal	($67,521.54)	90,354 ordinary shares	90,354
10/11/2008	Indus Cap and APMF	On-market disposal	($553,551.36)	725,969 ordinary shares	725,969
10/11/2008	Indus Cap and GSMF	On-market disposal	($39,446.41)	51,733 ordinary shares	51,733
10/11/2008	Indus Cap and APMF	On-market disposal	($17,909.43)	23,259 ordinary shares	23,259
10/11/2008	Indus Cap and GSMF	On-market disposal	($1,275.89)	1,657 ordinary shares	1,657
11/11/2008	Indus Cap and APMF	On-market disposal	($14,079.68)	18,718 ordinary shares	18,718
11/11/2008	Indus Cap and GSMF	On-market disposal	($1,002.68)	1,333 ordinary shares	1,333
12/11/2008	Indus Cap and APMF	On-market disposal	($419,471.68)	597,538 ordinary shares	597,538
12/11/2008	Indus Cap and GSMF	On-market disposal	($29,891.86)	42,581 ordinary shares	42,581
13/11/2008	Indus Cap and APMF	On-market disposal	($307,675.01)	466,740 ordinary shares	466,740
13/11/2008	Indus Cap and GSMF	On-market disposal	($21,924.99)	33,260 ordinary shares	33,260
13/11/2008	Indus Cap and APMF	On-market disposal	($10,926.24)	16,068 ordinary shares	16,068
13/11/2008	Indus Cap and GSMF	On-market disposal	($778.60)	1,145 ordinary shares	1,145
14/11/2008	Indus Cap and APMF	On-market disposal	($122,724.57)	196,548 ordinary shares	196,548
14/11/2008	Indus Cap and GSMF	On-market disposal	($8,745.35)	14,006 ordinary shares	14,006
17/11/2008	Indus Cap and APMF	On-market disposal	($410,724.16)	742,720 ordinary shares	742,720
17/11/2008	Indus Cap and GSMF	On-market disposal	($29,268.63)	52,927 ordinary shares	52,927
18/11/2008	Indus Cap and APMF	On-market disposal	($322,603.81)	598,745 ordinary shares	598,745
18/11/2008	Indus Cap and GSMF	On-market disposal	($22,988.98)	42,667 ordinary shares	42,667
19/11/2008	Indus Cap and APMF	On-market disposal	($119,981.13)	228,101 ordinary shares	228,101
19/11/2008	Indus Cap and GSMF	On-market disposal	($8,549.60)	16,254 ordinary shares	16,254
20/11/2008	IndusCap and APMF	On-market disposal	($74,854.05)	153,989 ordinary shares	153,989
20/11/2008	IndusCap and GSMF	On-market disposal	($5,333.98)	10,973 ordinary shares	10,973
20/11/2008	IndusCap and APMF	On-market disposal	($137,025.53)	280,044 ordinary shares	280,044

20/11/2008	IndusCap and GSMF	On-market disposal	($9,764.47)	19,956 ordinary shares	19,956
20/11/2008	IndusCap and APMF	On-market disposal	($242,888.10)	495,690 ordinary shares	495,690
20/11/2008	IndusCap and GSMF	On-market disposal	($17,308.27)	35,323 ordinary shares	35,323

Signed: .... **Date:** **21 November 2008**

Name: **Jonas C. Katz**

END